Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

                                                                                                                               December 23, 2008

Re:                   BigSky Productions, Inc.
Registration Statement Form S-1/A
File Number 333-152955
Filed: December 16, 2008

Attention:          Mr. Nolan McWilliams
Phone (202) 551-3217
Fax     (202) 772-9202

Request for Acceleration of the Effective Date.

BigSky Productions, Inc. (“the Company”) hereby requests for the acceleration of the Registration Statement filed on Form S-1August 12, 2008 and subsequent amendments including December 16, 2008 by the Company with the Security and Exchange Commission (Commission”) via EDGAR. The Company request’s the Commission to deem the registration statement effective by 4:00 P.M. EST December 23, 2008 or soon thereafter if practical.  In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

BigSky Productions, Inc. further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing.  Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ellis Martin
Chief Executive Officer
BigSky Productions, Inc.